Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces 20% dividend increase for Class A and B shareholders

     TORONTO, Jan. 9 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced today that its Board of Directors has approved a $0.20 increase in its annual dividend.

     The Company's monthly dividend for holders of its Class A and Class B shares will increase to $0.09917 and $0.100 respectively. The dividend will be paid on each of February 29, 2008, March 31, 2008 and April 30, 2008 to
shareholders of record at the close of business on February 14, 2008,
March 14, 2008 and April 15, 2008 respectively.

     At the new rate, the expected dividend on an annual basis for the
Company's Class A and Class B shares is $1.19 and $1.20 respectively, up from the previous rate of $0.99 and $1.00 respectively.

     "The Company completed a very successful fiscal year and first quarter.
Our continued strong free cash flow has enabled us to increase our annual dividend by 20% to yield approximately 2.5% on the current share price." said
Heather Shaw, Executive Chair, Corus Entertainment Inc.

     The foregoing dividends are designated as "eligible" dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

     Corus' Board of Directors reviews the dividend on a quarterly basis.
Shareholders are entitled to receive dividends only when any such dividends are declared by Corus' Board of Directors, and there is no entitlement to any dividend prior thereto.

     There were 1,722,929 Class A Voting Shares outstanding and 39,927,009
Class B Non-Voting Shares outstanding on December 31, 2007.

     Corus Entertainment Inc. reports in Canadian dollars.

     About Corus Entertainment Inc.

     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising and digital audio services, television broadcasting, children's book publishing and children's animation.
The company's multimedia entertainment brands include YTV, Treehouse,
W Network, Movie Central, Nelvana, Kids Can Press and radio stations including
CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York (CJR) exchanges. Experience
Corus on the web at www.corusent.com.

     %SEDAR: 00013131EF          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.

CNW 07:00e 09-JAN-08